Exhibit 14.1

KINETIK HOLDINGS INC.

CODE OF BUSINESS CONDUCT

CONTENTS

OVERVIEW	1

OUR OVERARCHING POLICY	2

OUR COMMITMENT TO THE CODE OF BUSINESS CONDUCT AND ETHICS	3

Duty to Report	3
How to Report	3
No Retaliation	4
Enforcement	4

OUR COMMITMENT TO OUR GREATEST ASSET, OUR PEOPLE	5

Equal Employment Opportunity	5
Harassment	5
Social Media	6
Handling External Communications	6

OUR COMMITMENT TO SAFEGUARD COMPANY ASSETS AND TO MAINTAIN FINANCIAL INTEGRITY	6

Conflicts Of Interest	6
Protecting Corporate Opportunities	8
Proper Handling Of Confidential Information	9
Maintaining Accurate Books And Records	10
Information Technology Acceptable Use	10
Records Management And Data Privacy	11

OUR COMMITMENT TO HEALTH, SAFETY, SECURITY AND ENVIRONMENT (HSSE)	11

HSSE	11
Drugs And Alcohol	12

OUR COMMITMENT TO OUR STAKEHOLDERS	12

Gifts And Entertainment	12
Lobbying Expenditures, Gifts To U.S. Public Officials And Industry Activities	13

OUR COMMITMENT TO ADHERE TO ALL LEGAL AND REGULATORY REQUIREMENTS	15

Insider Trading	15
Compliance With Applicable Laws, Rules And Regulations	16
Waivers Of The Requirements Of This Code	18

i

OVERVIEW

This Code of Business Conduct and Ethics (“Code”) consists of an overarching policy and sections of interest. The Code in its entirety applies to all directors, officers, employees and other individuals working for Kinetik Holdings Inc. and its subsidiaries (collectively and severally for purposes of this Code, “Kinetik” and “the Company”), with express authority to act on behalf of the Company (collectively “Kinetik Representative(s)”). As a member of this group, you are expected to:

•	Read and understand this Code;

•	Conduct yourself in accordance with its expectations;

•	Raise questions or concerns if you become aware of possible violations;

•	Fully cooperate with any investigation; and

•	Annually certify you have fulfilled these expectations.

OUR OVERARCHING POLICY

Kinetik will conduct its business fairly and ethically and will comply with all applicable laws, regulations and government requirements. All conduct inconsistent with this policy is prohibited.

Kinetik is committed to conducting its business in accordance with the highest standards. It is Kinetik’s policy to conduct its business fairly, ethically and in compliance with all applicable laws, rules, regulations and government requirements applicable to Kinetik’s business (hereinafter “laws”). Conduct inconsistent with this policy is prohibited.

This policy, and the Code generally, require not only the avoidance of misconduct, but also the avoidance of acts or omissions that give the appearance of misconduct. Kinetik Representatives shall not enter into any activity or incur any expense or liability that would compromise our commitment to these high standards.

This Code is designed to deter wrong-doing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Fair, full, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•	Compliance with applicable governmental laws;

•	Prompt internal reporting of violations or suspected violations of the Code to an appropriate person or persons identified in the Code; and

•	Accountability for adherence to the Code.

Failure to comply with this policy or any other provision of this Code by any Kinetik Representative will subject that person to disciplinary action, up to and including termination of employment. Failure to comply with this policy or any other provision of this Code by a Company director shall be reported to the Audit Committee of the board of directors, which shall make a recommendation to the board of directors on appropriate action, up to and including removal of the subject director from the board of directors. The subject director shall not participate as a voting member in the committee’s or the board’s deliberations.

It is not possible to enumerate all of the situations that could result in an actual or apparent violation of this policy. However, the following areas are of particular concern to Kinetik with respect to the conduct of the Company’s business and are an extension of this policy and part of the Code. This Code must be interpreted using good judgment and common sense. Kinetik Representatives are encouraged to discuss questions or concerns relating to this Code with their supervisors, a member of the Compliance Team, the Human Resources Department, or other members of management, while directors should direct their questions and concerns to the Audit Committee.

OUR COMMITMENT TO THE CODE OF BUSINESS CONDUCT AND ETHICS

Duty to Report

Each Kinetik Representative is directly responsible for promptly reporting to the Company any actual, attempted or apparent violation of law.

Protecting and preserving Kinetik’s reputation requires that Kinetik Representatives promptly disclose any actual or suspected violation of law or this Code. Importantly, it is your duty as a Kinetik Representative to voice your concern so that the matter can be properly investigated and addressed. In the event that a Kinetik Representative in good faith believes, directly observes or through documentation or other information becomes aware of a violation of law or this Code, the Kinetik Representative must promptly report the matter to the Legal Department, the Human Resources Department, the internal audit department or such other persons as the Audit Committee determines to be appropriate. Such persons are referred to herein as the “Compliance Team.” This report may be made directly to the Compliance Team, or through his or her immediate supervisor, a member of the Compliance Team, the Human Resources Department, the Hotline or any member of management with whom the person is comfortable discussing the matter, and with respect to matters involving Board directors, the Audit Committee.1

For concerns regarding accounting, internal accounting controls or auditing matters that are subject to the Company’s “Procedures for the Submission of Complaints and Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters,” the Kinetik Representative should also report the matter in accordance with those procedures or the through the Hotline, which is available on Kinetik’s website at www.kinetik.com.

How to Report

To report an actual or suspected violation of law or this Code, you may contact any of the following:

•	Your supervisor

•	A member of the Compliance Team

•	The Human Resources Department

•	The Hotline: 1-844-659-5688

You may also file an online Hotline report at:

https://secure.ethicspoint.com/domain/media/en/gui/57863/index.html.

Q:

I have seen and heard things that lead me to believe that a co-worker may be violating this Code by removing confidential information for the purpose of taking that information to a new job at one of Kinetik’s competitors, but I don’t have any hard evidence or know that for certain. Should I report this?

[1]	Nothing herein shall require an attorney representative of Kinetik to jeopardize or waive privilege of the organization without its express written consent.

A:

Absolutely, you should report your concern. You do not need to have conclusive proof that a violation has been committed in order to make a report, only a good faith belief based on facts or observations that a violation may be occurring. It is far better to report and have the investigation conclude that no violation has taken place, than to sit by idly while Kinetik’s confidential information is stolen and/or provided to a competitor. It is your duty to speak up.

Q:	If I utilize the Hotline to make a report, will I be able to remain anonymous?

A:

Yes. Any person calling the Hotline to report an alleged violation of law or this Code has the option to remain anonymous. The Hotline is hosted by a reputable third party. It is possible that your identity will be uncovered during any subsequent investigation, but Kinetik will preserve your anonymity to the extent possible under the law.

No Retaliation

Retaliation or retribution against any Kinetik Representative who in good faith reports a violation is strictly prohibited.

All Kinetik Representatives can be confident that Kinetik management will stand behind and support those who raise good faith concerns of behavior that potentially violates the law or this Code. In no event will the Company take or threaten any action against a Kinetik Representative for making a complaint or reporting in good faith a potential violation of law or this Code. Retaliation or retribution against any Kinetik Representative who in good faith reports a violation pursuant to this Code is cause for disciplinary action of the person or persons engaging in retaliation, up to and including termination of employment.

Q:	Will I get in trouble with my supervisor if I report a concern through the Hotline or otherwise?

A:

If the matter is one that you can discuss with your supervisor, Kinetik encourages this as a first course of action. If you are uncomfortable speaking with your supervisor, rest assured that no adverse action will be taken against you for reporting a good faith concern to others as set forth in the Code, including through the Hotline. To the contrary, Kinetik encourages good faith reporting. However, if you knowingly or recklessly submit false information or misrepresent the facts in making your report, then you will be subject to disciplinary action for filing a false report, up to and including termination.

Enforcement

Each officer and employee of the Company will be responsible for enforcement of this Code in his or her activity and in the activities of his or her direct reports, in consultation with the Company’s General Counsel, Compliance Team and Human Resources Department.

All Kinetik Representatives shall comply with the policies set forth and incorporated by reference in this Code. Kinetik retains the sole discretion to interpret the terms and conditions of this Code, as well as all other policies regarding the terms and conditions of employment for all Kinetik Representatives. Any violation of this Code or other Company policies may give rise to disciplinary action, up to and including termination of employment. Under certain circumstances, a violation of this Code or other Company policies may also result in referral for civil action or criminal prosecution.

OUR COMMITMENT TO OUR GREATEST ASSET, OUR PEOPLE

Equal Employment Opportunity

Kinetik’s employment policy is to provide equal employment opportunity to all persons.

Kinetik’s employment policy is to provide equal employment opportunity to all persons. No employee or applicant for employment will be discriminated against because of race, color, religion, sex, familial status, marital status, sexual orientation, genetic information, gender identity, national origin, age, otherwise qualified disability or veteran status.

Harassment

Kinetik is committed to providing all employees with a work environment free from any form of harassment.

Kinetik is committed to providing a work environment free of any form of harassment, including sexual harassment or harassment on the basis of race, national origin, ethnicity, religion, gender, sexual orientation, age or disability. Harassment also includes any offensive treatment or behavior, which, to a reasonable person, creates an intimidating, hostile or abusive work environment. This could take the form of the harassment listed above, but could also include other forms of hostile, intimidating, threatening, humiliating or violent behavior, which are also prohibited.

All individuals are expected to avoid any behavior or conduct that could reasonably be interpreted as unlawful harassment. Such conduct includes: offensive sexual flirtation; unwelcome advances and/or propositions; verbal abuse, including that of a sexual nature; graphic or degrading comments about an individual or his/her appearance; and the display of sexually suggestive, explicit or offensive objects, materials or pictures. Such conduct also includes sexually-oriented jokes, inappropriate comments and racial or ethnic remarks, jokes and slurs.

It is also misconduct for managers or supervisors who know of harassment to fail to report such behavior or to fail to take immediate, appropriate corrective action.

Q:

I have a co-worker that frequently makes inappropriate and suggestive sexual jokes in my presence. I have tried to politely indicate that I would prefer that he not make those statements to or around me, but the behavior has not stopped. What can I do?

A:

The behavior you have described is not appropriate workplace behavior. You should discuss the situation with your supervisor, or if you are not comfortable speaking to your supervisor regarding this situation, then you should contact Human Resources, a member of the Compliance Team or the Hotline.

Social Media

Social media discussions about Kinetik or other industry topics should follow the Company’s general guidelines.

In an era where social media is prevalent and allows for thoughts to be immediately shared on Facebook, Twitter or a multitude of other sites, the Company encourages all Kinetik Representatives to pause, use good judgment and ensure that social media posts are consistent with this Code. As an aid, the following guidelines have been established:

•

Protect confidential and proprietary information. Do not ever post or publish information that may even possibly be confidential or proprietary to Kinetik. If you have any question on whether it is appropriate to release the information, do not post.

•	If an official response is needed concerning a matter involving Kinetik, refer the matter to a Company spokesperson in the Public Relations group.

•	Disclose that your opinions are your own and be honest about who you are.

•	Follow the terms of service and other legal guidelines.

•	Use good judgment and keep in mind Kinetik’s high standards of conduct and the importance of always acting with honesty, integrity and respect for the dignity of others.

•	You are responsible for what you post. If it gives you pause, then pause rather than post or publish.

Handling External Communications

Only authorized personnel may speak to media or the investment community on the Company’s behalf.

Kinetik takes steps to ensure that the Company’s public disclosures are accurate and honest. As part of the Company’s system of controls, only authorized personnel are allowed to speak on the Company’s behalf to media or members of the investment community. If you receive an inquiry from any external source requesting a statement concerning Kinetik’s business, please be polite and courteous at all times. Then, please refer the inquiry to the Public Relations group. In the event any employee is engaged by a trespasser or protester, do not engage with them except to provide contact information for Public Relations. Employees should then contact their supervisor or security. Always assume you are being recorded, even if it is not readily apparent.

OUR COMMITMENT TO SAFEGUARD COMPANY ASSETS AND TO MAINTAIN

FINANCIAL INTEGRITY

Conflicts Of Interest

All business decisions for Kinetik should be based upon what a Kinetik Representative honestly believes to be in the best interests of the Company and in the long-term interest of our stockholders.

Any action or decision taken in furtherance of Kinetik’s business must be made in the Company’s best interests, based upon sound business judgment, and without a conflict of interest. Any direct or indirect conflict of interest between a Kinetik Representative and the Company is prohibited, unless the Company grants its consent. Because a heightened risk of conflicts of interest may exist in transactions between the Company and APA Corporation, or any of its subsidiaries other than the Company, any conflicts that may arise in such transactions are governed by the Related Party Transaction Policy and Procedures (as between APA and Kinetik). In addition, pursuant to the Amended and Restated Stockholders’ Agreement, dated October 21, 2021, for so long as such agreement remains in effect, certain transactions between the Company and the stockholders specified therein or their affiliates will require prior approval of 66% or more of the disinterested directors of the Company’s board of directors.

A Kinetik Representative has a conflict of interest if, in the course of his or her duties for the Company, his or her judgment and discretion is or may be influenced by considerations of personal gain or benefit, or gain or benefit to a third party other than the Company. Note that a conflict exists and must be disclosed, as set forth below, where you could be influenced to act in a way that benefits you or a third party—that is, you need not be actually influenced. Thus, even if you are certain and steadfast that you can set the actual or potential conflict aside and only make decisions that are in the best interest of Kinetik, that issue must nonetheless be disclosed so that the company can make a determination about how the conflict should be addressed. Kinetik Representatives should use reasonable judgment when assessing a potential conflict of interest, especially with regard to any family or personal business interest or relationship or any business owned or operated by a close personal friend.

Depending upon your role with the company, it is your affirmative responsibility to identify and disclose all conflicts of interest as set forth in this section. Potential conflicts of interest should be immediately reported by directors notifying the Audit Committee. Employees are required to disclose conflicts in accordance with this policy and Kinetik’s Employee Handbook. Once a conflict has been submitted in accordance with those procedures, the relevant manager or supervisor and Compliance must discuss and agree upon actions that can be taken, or controls implemented, to remove or mitigate the conflict.

Q:

My brother co-owns a company that has recently supplied services to Kinetik. In my new role with Kinetik, I have decision-making authority regarding which vendors to hire in this area. What should I do?

A:

This issue has created, at the very least, the appearance of a conflict of interest, which must be remedied. You are required to disclose the conflict in accordance with the processes and procedures outlined in Kinetik’s Employee Handbook and take no further action with respect to your brother’s company until the conflict has been appropriately considered and addressed. For employees, that means disclosing the potential conflict to the Compliance Team. Disclosure and adherence to any mitigation efforts put into place by management protects you from any allegation that your decision was biased or that you discriminated against other Kinetik vendors in favor of your brother. Even though Kinetik has used your brother’s company in the past, any decision regarding additional or future business should be made by a Kinetik employee free from conflicts and senior to you. If you have any questions regarding whether a matter is a conflict and/or whether a matter must be disclosed, you should discuss the matter with your supervisor and/or a member of the Compliance Team. When in doubt, it is always better to err on the side of disclosure.

Outside Employment, Positions And Directorships

Kinetik encourages all Kinetik Representatives to be involved in the community, assist charities and pursue personal interests outside of the office. Those activities, however, must be undertaken responsibly and pursued on personal time. Accordingly, Kinetik Representatives are prohibited from accepting any employment, position or directorship (of any organization) outside of Kinetik if that employment, position or directorship would:

•	Create an irreconcilable conflict of interest between the Kinetik Representative and Kinetik;

•	Require the Kinetik Representative to divulge Kinetik’s confidential or proprietary information;

•

Prevent the Kinetik Representative from being available to perform his or her job responsibilities during all regular office hours (unless, of course, the employee has elected to use his or her allotted personal holidays or vacation time for the activities in question);

•	Require the Kinetik Representative to work on matters relating to the other employment, position or directorship while on Kinetik time or by using Kinetik property or information; or

•	Significantly reduce the Kinetik Representative’s efficiency or availability.

If you have any question regarding whether any outside employment, position or directorship will be a conflict or present an unreasonable demand on your time given your responsibilities at Kinetik, speak with your supervisor, Human Resources or a member of the Compliance Team regarding your concern so that the issue may be addressed proactively.

Protecting Corporate Opportunities

Kinetik Representatives are prohibited from using corporate property, information or position for personal gain.

During employment by or service with Kinetik, all Kinetik Representatives are prohibited from:

1.	Taking for themselves or their associates corporate opportunities that they learn about through their employment with or service to Kinetik;

2.	Using Company property or information or their position with the Company for personal gain; or

3.	Competing with the Company.

In addition, after employment by or service with Kinetik, all Kinetik Representatives are prohibited from using corporate property, information or their former position for personal gain.

Proper Handling Of Confidential Information

Kinetik Representatives shall not divulge to third parties any confidential information obtained during employment or service for Kinetik.

One of Kinetik’s most valuable assets, which must be safeguarded by all Kinetik Representatives, is Kinetik’s confidential information. Such information is the lifeblood of Kinetik’s success and it can take many forms, including technical, strategic, operational, financial and other non-public business information. Release of confidential information outside of Kinetik risks harm to Kinetik by giving our competitors an insight into Kinetik’s operations and/or strategic goals and thereby providing an unfair advantage to those competitors.

During and after employment by or service with Kinetik, Kinetik Representatives shall not divulge to third parties, or appropriate to their own use, or to the use of others, any confidential information obtained during employment or service for Kinetik. Further, every Kinetik Representative has an affirmative duty and responsibility to use due care when in possession of Kinetik’s confidential information in order to prevent an inadvertent or unintentional disclosure of confidential information. The term “confidential information” as used in this policy includes but is not limited to:

•	Trade secrets;

•	Intellectual property;

•	Technical materials and information;

•	Bid data, acquisition and divestiture activities, counterparty names and transaction timing and transaction information;

•	Processes and technology developed for or used by Kinetik;

•	Joint venture, partnership, financing and marketing activities;

•

Compilations of information, engineering information, financial information or specifications that are used in the operation of Kinetik’s business or that may be used in the operation of Kinetik’s business in the future; and

•	Other information relating to the Company’s business that is not public knowledge.

Q:	I often go to work with a group of co-workers, and at times we discuss Kinetik business that is not generally known to the public. Is this a violation of the Code?

A:

We rely upon and expect that Kinetik Representatives will exercise good judgment and discretion concerning Kinetik business and confidential information. Discussing confidential Kinetik business in an environment where it could be overheard by a competitor is not consistent with the due care that should be exercised to protect Kinetik’s confidential information, and it could provide the basis for disciplinary action, up to and including termination, depending upon the facts and circumstances. Therefore, you should take great care to ensure that your conversations in public places do not violate this Code.

Maintaining Accurate Books And Records

It is the responsibility of every Kinetik Representative to follow Company procedures to ensure that the Company’s books and records are accurate and fairly represent the financial condition of Kinetik.

The maintenance of books and records that are fair, accurate, complete and timely recorded and updated is crucial for both the efficient operation of our business and for Kinetik’s disclosure and financial reporting obligations. In support of the Company’s obligations, Kinetik Representatives shall follow Company procedures to ensure that business transactions are consistently executed, recorded and reported in such a manner as to allow the Company to accurately compile and report its financial statements and other information necessary for the management of the business.

Any attempt to conceal, alter, modify or misstate information in Kinetik’s books and records is both illegal and unethical. Any violation of this policy will result in disciplinary action, up to and including termination, and may result in criminal prosecution as well. If you are aware of or suspect any accounting irregularities or concerns with Kinetik’s books and records, you have a duty to report that information in conformity with the “Procedures for the Submission of Complaints and Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters.” Additionally, all books and records shall be preserved for the appropriate amount of time in accordance with Company policy.

Q:	We are nearing quarter close and, over my objections, I am feeling a lot of pressure to “make the numbers work” but I don’t feel like I can raise this issue with my direct supervisor. What can I do?

A:

Kinetik strictly prohibits and will not permit any behavior that may call into question the integrity of the Company’s books and records. The pressure being applied to you is inappropriate and if you are uncomfortable raising this with your direct supervisor, then you are obligated under this Code to report it to a member of the Compliance Team, through the Hotline, or by utilizing the “Procedures for the Submission of Complaints and Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters.”

Information Technology Acceptable Use

Kinetik’s computing environment is to be used for Kinetik business purposes.

Kinetik is committed to protecting the Company and its employees and partners from illegal or damaging actions performed on purpose or unwittingly by individuals using our computing environment. Thus, accordingly, Kinetik’s computing environment is to be used for Kinetik business purposes only and is for approved users only; passwords must not be shared or provided to any unapproved user. Incidental personal use is generally allowed provided it does not interfere with the performance of job duties, consume an inordinate amount of system resources or violate any other provision of the Company’s Information Security Policy or this Code.

Records Management And Data Privacy

Kinetik Representatives must take steps to preserve and protect Company records.

Records are information created or received on any media preserved because it reflects the position, transactions or business of the Company. Non-records are information including copies for convenience, materials in the public domain, material relating to non-business activities and working papers, drafts and versions not considered critical. Kinetik manages its records consistent with the following principles:

•	Create only those records that are needed for the operation of the Company.

•	Comply with state, federal, regional and international legal and regulatory requirements including requirements related to litigation, government investigation and audit.

•	Destroy non-records as soon as they are no longer required.

All Company information (made up of records and non-records) is the property of the Company. No Kinetik Representative has any personal or property right to the information of the Company including anything that the Kinetik Representative helped develop or compile.

Kinetik is further committed to protecting the sensitive and/or confidential information in its control of both the Company and any of its employees consistent with and subject to all legal and regulatory requirements. Without specific, prior authorization from both the Human Resources and Legal Departments, unless their role requires it, no Kinetik Representative is permitted to obtain, view or access the personal information of another Kinetik Representative. Such personal information shall only be accessed by those Kinetik Representatives whose job function requires access to the information. The information must not be distributed, transported or circulated beyond those for whom it is necessary to complete their job requirements for the Company. This policy applies to information identifying a unique person, for example sensitive medical, financial, training, address or employment information. It is not intended to create any right of privacy in other potentially personal information a Kinetik Representative chooses to house within Kinetik’s computing environment. Users have no expectation of privacy whatsoever for any personal information stored on Kinetik’s IT and communications systems (for further information, please refer to the Information Security Policy).

OUR COMMITMENT TO HEALTH, SAFETY, SECURITY AND ENVIRONMENT (HSSE)

HSSE

Kinetik will conduct business in a responsible manner that protects the environment and the health, safety and security of our employees, contractors and the communities where we operate.

At Kinetik, safety is not negotiable and will not be compromised. Kinetik is committed to meeting this core value through applicable Health, Safety, Security and Environment policies, standards and practices, which define workforce expectations and behaviors that drive Kinetik to build and maintain a culture of safety and environmental responsibility. Violating any of these policies, standards and practices has consequences up to and including immediate termination.

Every Kinetik Representative is empowered to fulfill their responsibility to stop work where they believe a potential for a safety or environmental incident exists. Accidents, unsafe practices or conditions or potential noncompliance with applicable laws or policies and procedures must be reported immediately and investigated.

Kinetik reserves the right to conduct searches for security reasons for unauthorized substances and other contraband of employee and contractor personal property, living quarters, common areas and vehicles located on Kinetik property.

Q:	Will any reprisal, punishment or other consequences result if I stop work because I believe that a task is being performed may result in an unsafe act or condition?

A:	There will not be any retribution when a job is stopped in good faith even if it is deemed unnecessary. Employees and contractors must not feel apprehensive to act on their obligation to stop work.

Drugs And Alcohol

To ensure we conduct our business in a safe and environmentally sound manner, Kinetik prohibits the use or possession of drugs or alcohol on Company premises.

Kinetik recognizes that any Kinetik Representative under the influence of drugs, alcohol and other substances pose a serious threat to the work environment. Kinetik prohibits the use, sale, distribution or possession of illegal or illicit drugs or alcohol on Company premises. Kinetik Representatives are prohibited from being under the influence of illegal or illicit drugs or prescription medication that can impair judgment, or alcohol while performing work activities on Company business or property. Kinetik may at times, such as official Company events or celebrations, permit the use of alcohol so long as it is approved in advance by management; however, the Kinetik Representative remains at all times personally responsible for his or her own conduct.

OUR COMMITMENT TO OUR STAKEHOLDERS

Gifts And Entertainment

Gifts and entertainment to or from third parties must be reasonable in value, appropriate in nature, and disclosed and/or approved as required in accordance with company policy.

The Company recognizes that customary business practices on occasion may include the provision of meals, token gifts, and/or entertainment by or to current or prospective customers, vendors, and business partners in the course of pursuing the legitimate business interests of the Company. This Code and Kinetik’s separate Employee Handbook are not intended to prohibit such legitimate customary business practices that are meant to create goodwill and enhance business relationships. However, consistent with Kinetik’s commitment to conducting our business with honestly and integrity and the Company’s policy prohibiting any undisclosed actual or potential conflicts of interest, the following forms of gifts or entertainment are strictly prohibited:

•	Gifts of cash or cash equivalents (including gift cards)—whether given or received;

•	Gifts or entertainment that could be construed as a bribe or a payoff;

•	Gifts or entertainment to influence business with a person or an entity with whom they are affiliated; and

•	Gifts or entertainment that are illegal, lewd, or offensive in nature or would embarrass Kinetik if made public.

Kinetik Representatives should also not solicit a favor, gift, or entertainment. You are encouraged to discuss with your supervisor or management any proposed gift or entertainment if you are uncertain about whether it is reasonable or acceptable to give or receive a particular gift or entertainment.

This policy and Kinetik’s Employee Handbook are designed to protect Kinetik and each of its employees by avoiding even the appearance of a conflict or improper bias. To promote transparency and protect Kinetik, certain gifts, entertainment, or other benefits received by Kinetik employees must now be disclosed to the Compliance Team at the time the gift, entertainment, or other benefit is received or as soon thereafter as reasonably practicable. The matters that must be disclosed and the disclosure procedure are detailed in Kinetik’s separate Employee Handbook, and every employee is required to read the policies and understand and adhere to their obligations.

If you have any questions regarding what gifts and entertainment must be disclosed or what approvals are required under certain circumstances, review Kinetik’s Employee Handbook. If you still have questions following that review, reach out to your supervisor or a member of the Compliance Team for guidance.

Q:

A manager of a company with which Kinetik currently maintains a business relationship has invited me out to dinner at a nice Houston restaurant when she is next in town. There is no bid process underway or planned. As an employee, may I accept the dinner invitation? If so, am I required to tell anyone?

A:

Generally, this is acceptable and a common way to cultivate and retain business relationships. If you have any question concerning whether it would be appropriate to accept the invitation, reaching out to your supervisor and obtaining authorization in writing will help to ensure that your motives are not later questioned. In addition, you should consult Kinetik’s Employee Handbook to determine whether the dinner and any other associated gifts or entertainment must be disclosed to the Compliance Team.

Lobbying Expenditures, Gifts To U.S. Public Officials And Industry Activities

Lobbying Expenditures

Lobbying activities are highly regulated and subject to a number of legal requirements. To the extent any Kinetik Representative intends to communicate with government officials concerning matters relevant to or of concern to Kinetik, please contact the General Counsel to ensure that the Company’s message is coordinated.

Gifts to U.S. Public Officials

While the Foreign Corrupt Practices Act is often discussed in the context of gifts or other offerings to foreign officials, it is important to keep in mind that gifts to U.S. public officials are also highly regulated and come with their own legal requirements. Such public officials include appointed or elected officials at the local, state and federal levels, as well as all government employees such as public safety officers. The U.S. Government, the states and many local jurisdictions have laws governing gifts to such individuals that are broad and cover anything of value that could be provided to the public official, such as meals, entertainment and gift certificates. Violations of these laws carry potentially serious penalties, including both civil fines and the prospect of criminal prosecution. Before providing anything of value to a public official, it is important that you consult with the General Counsel, a member of the Compliance Team and/or the Legal Department to ensure that you do not inadvertently run afoul of any gift prohibition, reporting requirement or other legal obligation.

Industry Activities

Kinetik abides by all applicable freedom of association laws in the areas in which the Company operates.

Kinetik Representatives may, from time to time and as a result of their experience and expertise in our industry, be asked to participate in industry trade associations, focus groups, seminars or other activities. Kinetik is proud to have industry-leading subject matter experts in a number of disciplines working for the Company. In the context of these activities, however, it is important that Kinetik reaches consensus on and conveys a consistent message to ensure that the strategic goals and vision of the Company as a whole are represented and communicated. Kinetik has an established procedure for corporate memberships in various industry trade associations that is managed by the Public Relations Department. To the extent you wish to participate in any such trade associations, focus groups or seminars, please contact the Public Relations Department to ensure the Company is aware of and able to coordinate all such activities by Kinetik Representatives.

Kinetik’s Commitment to Human Rights

Every Kinetik Representative and business partner is expected to conduct business with integrity and respect for human rights.

Kinetik operates its business in a manner that reflects its support and respect for the protection and advancement of human rights. Although governments have the primary responsibility for protecting human rights, Kinetik expects and requires that each Kinetik Representative as well as our business partners will adhere to their responsibility to respect and observe universally recognized rights and freedoms. These include, among other things, the right to a safe work environment and the right to a workplace free from any form of forced labor, modern slavery, or human trafficking.

These principles in action mean that Kinetik Representatives must embody and model the company’s core values at all times. Accordingly, Kinetik Representatives are prohibited from engaging in any activity that supports, encourages, or is linked to forced labor, modern slavery, or human trafficking. Such activities include, among other things, soliciting or engaging in prostitution (even if legal in the jurisdiction where it occurs); using force, fraud, or coercion to subject a person to involuntary servitude; or obtaining labor from a person by threats of harm to that person or another.

Kinetik’s commitment to human rights goes beyond our employees or those working for the company on contract status. Kinetik respects the local laws of the communities in which we operate, and the company ensures we are conducting our business as a responsible member of society. Kinetik furthers this commitment in its business dealings with our vendors, contractors, and business partners. Kinetik expects and requires those that do business with the company to reflect our values and share our commitment to promoting ethical conduct and human rights.

OUR COMMITMENT TO ADHERE TO ALL LEGAL AND REGULATORY REQUIREMENTS

Insider Trading

Kinetik Representatives are prohibited from using material, nonpublic information for personal gain or to enrich others.

Using material, nonpublic information gained – whether about Kinetik or any other publicly traded company – in order to enrich yourself or others is not only unethical, but it is also illegal. All Kinetik Representatives are expected to be familiar with the laws governing insider trading and, specifically, to read, understand and adhere to Kinetik’s Insider Trading Policy. Violations of insider trading laws carry significant penalties, including not only civil fines but the possibility of criminal prosecution and jail time. Under U.S. securities laws, it is unlawful for any person, who by virtue of his or her employment with Kinetik has access to material, nonpublic information concerning Kinetik, its prospects or activities, to:

•	Buy or sell Kinetik securities (stock, bonds, debentures, etc.) or the securities of any other company to which the information relates, while in possession of inside information; or

•	Disseminate the information, directly or indirectly, to friends, family members or others who in turn trade on or misuse the information; or

•	Otherwise use the information to his or her own advantage.

It is important to note that the prohibition extends not only to trading in Kinetik securities, but also to securities of any other company with which Kinetik does business if the employee gains the information at work. The most common example of another company whose securities Kinetik Representatives may be restricted in trading is a company with which Kinetik may be negotiating a prospective merger or acquisition or disposition of assets that would be significant to the other company.

You need not trade yourself to violate securities laws. Providing inside information to others may itself be illegal if the recipient trades on it, even if you did not intend for the other person to trade or did not know that they planned to do so. If you are in possession of inside information, it is important that you discuss it only with those Kinetik Representatives who need to know the information to perform their work for Kinetik. If you have any question concerning the Insider Trading Policy, you should contact the General Counsel.

Q:

I recently overheard a conversation in which a co-worker stated that he was planning to purchase a large amount of Kinetik stock. This co-worker works on the same projects as I do and I therefore believe that he may be in possession of material, nonpublic information. What should I do?

A:	You have a duty to report this issue to ensure that it is adequately investigated. You should immediately notify your supervisor, the General Counsel or the Hotline of your concern.

Q:	If I am in possession of material, nonpublic information, how long must I wait before I am permitted to buy or sell Kinetik stock (or that of another company impacted by the information)?

A:

You may not trade until two full trading days have elapsed since the information was released publicly. For example, if the information was released before markets opened on Monday, you could begin trading on Wednesday.

Q:

In general conversation with friends, the subject of Kinetik and how the company is doing may come up. In the context of those discussions, is it okay for me to tell people if I am blacked out from buying or selling Kinetik stock?

A:	No, you should not disclose to others if a blackout period has been imposed, nor should you discuss with anyone the advisability of trading in Kinetik’s securities.

Compliance With Applicable Laws, Rules And Regulations

It is Kinetik’s policy to conduct its business in accordance with all applicable laws. Kinetik Representatives are expected to understand the requirements of the laws relevant to Kinetik’s business and are required, as directed by the General Counsel to receive training concerning these laws.

Each Kinetik Representative is responsible for familiarizing himself or herself with the laws that are applicable to his or her responsibilities within the Company. In addition, as directed by Compliance, Kinetik Representatives are required to receive periodic training concerning this Code and the various laws applicable to our business and operations. These laws include, but are not limited to, the following:

Anti-Bribery and Anti-Corruption

Kinetik is committed to conducting its business fairly and in accordance with the highest ethical standards. Kinetik Representatives shall not use unfair techniques, such as misrepresentation of material facts or improper concealment of business information to gain a business advantage. Additionally, Kinetik Representatives shall not offer or accept a bribe, kickback or improper favor in order to secure a business advantage. Such activities are strictly prohibited, and are not only unethical but also illegal. Any violations may result in disciplinary action as well as criminal prosecution and civil litigation.

As a publicly-traded entity, Kinetik is also subject to the Foreign Corrupt Practices Act (FCPA) and similar laws of other nations, which apply to those dealing with officials of domestic and foreign government agencies and companies owned by foreign governments and agencies.

Kinetik Representatives are expected to understand and comply with these requirements in our business relationships. Gifts to government employees and officials, generally, are restricted under U.S. law or the local laws in the countries in which we do business. Any gift to a government employee, official or their family members must be nominal in amount, must not violate local or U.S. law, and must be approved by the General Counsel for the relevant area before such gift is made.

The laws governing Kinetik’s interactions with government officials, including employees of state-owned entities (such as any employee of a national utility or oil company) can be complex and require a discussion of the facts and circumstances. If you have any question concerning whether an action implicates the FCPA or other similar laws, you should contact a member of the Compliance Team or the Legal Department to discuss the matter fully. If you know or suspect that another person may be violating the FCPA, you should report your concern immediately so that it can be properly investigated. You can report the concern to your supervisor, a member of the Compliance Team, to the Legal Department or through the Hotline.

Q:

The managing director of a national utility with which Kinetik does substantial business has suggested that Kinetik make a donation to a local charity that supports underprivileged children. This is a worthy cause but is there any concern with Kinetik making this donation?

A:

It is certainly a good cause, but before any donation can be made, Kinetik should ensure that it undertakes its due diligence on the charity and individuals affiliated with the charity. To work through the issues that may be implicated by this donation, you should contact the General Counsel or another member of the Legal Department.

Q:

In my job duties, I often review various financial entries related to Kinetik’s activities. I have noticed a number of unusually high dollar entries noted only as “consulting fees.” I’m not responsible for ordering the work and don’t want to cause any problems, but should I tell someone about this?

A:

Yes, you should raise this issue immediately so that it can be properly investigated. This concern can be reported through the Hotline, to the General Counsel, and/or in accordance with the “Procedures for the Submission of Complaints and Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters.”

Export Controls and Economic Sanctions

Kinetik is committed to ensuring that it is in compliance with all international trade laws, including export controls and economic sanctions. To that end, the Company adheres to procedures that are designed to, among other things, prevent Kinetik from conducting business with or transferring any items to countries, entities or persons that are subject to economic sanctions or any of the restricted-party lists maintained by the U.S. Government. It is the responsibility of each Kinetik Representative to whom these issues may be relevant to understand these procedures and ensure they are followed.

If you have any questions concerning this policy or the procedures relevant to export controls and adherence to economic sanctions, you should contact the General Counsel or another member of the Legal Department for further information.

Antitrust/Competition

Antitrust laws are intended to promote the free market economy and encourage competition. These laws are complex, but in general, they prohibit competitors from making agreements that could be seen as a restraint on trade or an attempt to limit or eliminate competition. Kinetik derives its advantage in the industry through a commitment to honest and ethical conduct and not through potentially illegal or unethical actions. Accordingly, it is important that you keep these laws in mind before reaching any agreement, or even exchanging information, with Kinetik’s competitors. Violation of these laws can have serious consequences to Kinetik and Kinetik Representatives, including both fines and potential imprisonment for the individuals involved. If you have any question concerning a proposed course of action and its potential interaction with U.S. or international antitrust laws, you should contact the Legal Department or a member of the Compliance Team for guidance.

Anti-Boycott

From time to time, foreign governments may institute boycotts or economic sanctions against other nations. U.S. anti-boycott laws, however, generally prohibit individuals or companies from taking part in or cooperating with international boycotts that are not supported by the United States. Further, U.S. individuals and companies are required to report to the government any request that they cooperate or participate in a foreign boycott. If you receive any request or demand that is potentially covered by anti-boycott laws, you should contact the Legal Department or a member of the Compliance Team for guidance.

Waivers Of The Requirements Of This Code

The Company does not approve of the types of conduct prohibited by this Code and would grant exceptions very rarely.

In the rare circumstance where a waiver of this Code would be appropriate, such a waiver for a Kinetik Representative who is not an executive officer must be approved by the Chief Executive Officer (CEO) or a person to whom he delegates this responsibility clearly in writing, or pursuant to policies and procedures approved in writing by the CEO. Any waiver of the Code for a director or executive officer of the Company must be approved by the full board. Any waiver of this Code approved for a director or executive officer will be promptly disclosed to the extent required by law or listing standards.

Approved: February 22, 2022